UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42307

SKK Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

27 First Lok Yang Road, Singapore	629735
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SKK Holdings Limited Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

On April 17, 2026, SKK Holdings Limited (the “Company”) received a formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Rule”).

As previously disclosed, the Company was notified by Nasdaq on April 14, 2025 that the Company was not in compliance with the Rule because the closing bid price of its ordinary shares (which ordinary shares have since been reclassified as Class A ordinary shares) was below $1.00 per share for 30 consecutive business days. The Company had until October 13, 2025 and subsequently was granted an additional 180-days, or until October 13, 2025, to regain compliance with the Rule.

On April 14, 2026, the Company received a written notification from the Staff of Nasdaq, indicating that the Company failed to regain compliance within the second 180-calendar-day compliance period, and as a result, the Staff determined to delist the Company’s securities from the Nasdaq Capital Market, unless the Company requests an appeal of the Staff’s determination to a hearings panel.

Subsequently, Nasdaq determined that for the last ten consecutive business days, from April 6, 2026 to April 17, 2026, the closing bid price of the Company’s Class A ordinary shares was at or above $1.00 per share, and accordingly, the Company has regained compliance with the Rule. In light of regaining compliance, the Company no longer intends to pursue the previously contemplated appeal of the Staff’s delisting determination.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKK Holdings Limited

Date: April 20, 2026	By	/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer (Principal Executive Officer)